FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   December 5, 2002

zi corporation

news release

Zi Corporation Signs New Licensee for its Text Input Technologies

Zi’s eZiTap™ and eZiText™ Solutions to be Included in Reference Design Platforms

SAN FRANCISCO, October 31, 2002 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Ericsson Mobile Platforms has signed promotion and limited use license agreements for Zi’s truly predictive text input solutions, eZiTap and eZiText, for use as reference applications in conjunction with its mobile platforms. With this agreement, Ericsson Mobile Platforms, the leading supplier of complete reference designs for mobile phones, will now offer pre-integrated eZiTap and eZiText implementations in a wide range of platform solutions. Ericsson Mobile Platforms offers one of the fastest routes for manufacturers to launch new General Packet Radio Service (GPRS) and Third Generation Mobile System (3G) products with limited research and development (R&D), and other resources, allowing manufacturers to focus on areas of product differentiation, including applications, industrial design, distribution and branding.

“In addition to our existing world-wide licensing agreements with Sony Ericsson, this new agreement with Ericsson Mobile Platforms deepens our business relationship with this leading wireless innovator and is a valuable addition to our channel program, ” said Gary Mendel, vice president, sales and marketing, Zi Corporation. “Through this new relationship, manufacturers will be delivered tightly integrated solutions that allow them to reduce engineering efforts, achieve rapid product deployment and launch devices with the speed benefits of predictive text entry.”

Incorporating eZiTap and eZiText into mobile devices enables consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text input experiences. eZiTap is a unique combination of multi-tap, prediction and learning functions that enables the dynamic creation of vocabulary. eZiText provides faster and more efficient text messaging through truly predictive one touch entry and word completion, coupled with the ability to learn from a person’s usage patterns and behaviour.

Ericsson Mobile Platforms offers manufacturers a high-speed, limited-risk route to launching new GPRS or 3G devices without having to devote significant R&D and other resources, allowing manufacturers to focus on product differentiation in areas such as applications, industrial design, distribution and branding – getting advanced products to market quicker.

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Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Those risks include unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance. Because of those risks, among others, readers should not place undue reliance on the forward looking statements. Neither Ericsson Mobile Platforms nor Zi Corporation assumes any obligation to update forward looking statements in this press release.

For more information:
Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300	FitzGerald Communications Fred Bateman (technology media) Phone: (415) 986-9500 ex. 208 E-mail: fbateman@fitzgerald.com

Intelligent Interface Solutions

zi corporation

news release

Letter of Intent to Sell Zi Services Expires

CALGARY, AB October 31, 2002 — Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced that the previously announced letter of intent to sell all of Zi’s interest in its Hong Kong-based telecom technology unit to an Over-the-Counter Bulletin Board traded company has terminated. Zi is currently evaluating all appropriate options relating to its investment in Zi Services in the interests of furthering Zi’s overall drive towards profitability by divesting of non-core interests.

        The Zi Services business unit was originally developed to assist customers in designing and developing voice over internet protocol (VoIP) terminal devices and Bluetooth™-enabled devices for low power, short-range, two-way wireless communications.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Those risks include unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance. Because of those risks, among others, readers should not place undue reliance on the forward looking statements. Zi Corporation does not assume any obligation to update forward looking statements in this press release.

For more information:
Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300	FitzGerald Communications Fred Bateman (technology media) Phone: (415) 986-9500 ex. 208 E-mail: fbateman@fitzgerald.com zi corporation

news release

ANT and Zi Alliance to Deliver Predictive Text Entry
Interfaces for Interactive Television
ANT Fresco browser now available with intelligent text input and IME capabilities from
eZiText®

Cambridge, UK and San Francisco, USA, October 29, 2002 — ANT Limited, a leading provider of browser-based content rendering solutions for TV, DVD and consumer electronic devices, and Zi Corporation (NASDAQ: ZICA; TSK: ZIC), a leading provider of intelligent interface solutions, have announced a strategic alliance to integrate their respective technologies and deliver intuitive multi-language input and IME (Input Method Editor) capabilities to interactive television applications. The alliance will combine the reliable ANT Fresco browser with Zi’s predictive text input technology, eZiText®, and IME expertise for the remote control and on-screen keyboard. By extending the functionality of the browser in this way, consumers can benefit from a faster and more intuitive way to interact with TV applications, content and services offered in their local language.

The alliance creates a pre-integrated solution with the reliable, cost-effective Fresco browser now supporting a wider range of ideographic and alphabetical languages, and input methods, provided by Zi’s eZiText. This will give ANT and its manufacturing customers of set-top boxes (STBs) and other TV-centric devices increased access to markets in Asia, the Middle East and other regions that use stroke-based, Arabic, Cyrillic, Greek or Latin written scripts. For Zi Corporation, it represents further penetration into the STB market. The alliance has already proven successful with the licensing and delivery of a pre-integrated solution to one of ANT’s original equipment manufacturing customers (OEMs) supplying STBs to the Asian market.

“By integrating the capabilities of eZiText, Zi’s leading edge predictive text input technology, and IME expertise with the Fresco browser, we are better positioned to address the market-specific language needs of our customers targeting the Asian and Middle Eastern markets with a more comprehensive and localized browser solution,” said Rhys Grossman, senior vice-president, business development, ANT Limited. “This pre

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Intelligent Interface Solutions

-integration will provide OEMs with more intelligent interface solutions that can reduce their engineering effort and improve time-to-market of their products.”

“ANT has a strong position in the STB market with their reputable and highly reliable Fresco browser, making them an obvious alliance partner for us to strategically extend our channel program,” said Gary Mendel, vice-president, sales and marketing, Zi Corporation. “Working with ANT gives us the opportunity to significantly increase Zi’s reach into the interactive television market. Typically, consumers interact with their TV using a remote control without access to a full QWERTY keyboard. The predictive intelligence of eZiText will provide an intuitive interface in the consumer’s local language to interact with television services such as e-mailing, on-screen shopping, gaming and information services – virtually any application or service which requires inputting text.”

Forecasts for growth in the STB market continue to be strong. Research group, Strategy Analytics, anticipates the growth in shipments of STBs and integrated TV sets to rise from last year’s 33.9 million units to 81 million units in 2005. Peter King, Director, Broadband Practise, Strategy Analytics said, “We are optimistic for the future of digital television deployments. Consumers are continuing to demonstrate their enthusiasm for new digital television services, and as more services around the world are launched, and existing platforms continue to upgrade their offer, the industry remains on target for a worldwide digital TV audience of 343 million homes by 2008. We also expect a 24% annual average growth rate in set-top box revenues for the next five years or so.” He continued, “This means that companies like ANT and Zi Corporation, which supply into the set-top box market and play a role in enabling the delivery of the new services, will have the opportunity to have a slice of the growth in these markets.”

About ANT Limited

ANT (www.antlimited.com) is a leading provider of content rendering solutions for TV, DVD and other consumer electronic devices. ANT’s solution includes a browser, software architecture and user interface components that enable OEMs, service providers and network operators to provide highly compelling interactive content and services to the consumer. ANT’s software can be integrated quickly into any platform and operating system, and has been implemented into a wide range of interactive TV and digital entertainment devices around the world. Current customers include Thomson Multimedia, OpenGlobe, Pace Micro Technology, Philips Semiconductor and Sagem.

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Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products for predictive text input, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. With support for more than 39 languages and regional linguistic databases, and featuring easy-to-use functionality and personalization, Zi’s solutions can assist any device manufacturer seeking to extend their brand reach into multiple foreign markets. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

© 2002 ANT Limited. All rights reserved. Fresco and SimplEmail are trademarks of ANT Limited. eZiText and Zi are either trademarks or registered trademarks of Zi Corporation.

Certain statements in this press release that involve expectations or intentions may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Those risks include unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance. Because of those risks, among others, readers should not place undue reliance on the forward looking statements. Neither ANT Limited nor Zi Corporation assumes any obligation to update forward looking statements in this press release.

For more information:

Zi Corporation Media Inquiries: FitzGerald Communications Cherity Morrison Phone: (415) 986-9500 ex.262 E-mail: cmorrison@fitzgerald.com	Zi Corporation Investor Inquiries Zi Corporation Dale Kearns, CFO Phone: (403) 233-8875 E-mail: investor@zicorp.com
ANT Limited Inquiries: ANT Limited Melanie Pankhurst Phone: +44 (0)1223 716411 E-mail: melanie.pankhurst@antlimited.com

Intelligent Interface Solutions

NEWS RELEASE

FOR IMMEDIATE RELEASE
October 17, 2002

JKC GROUP AND ZI CORPORATION SCHEDULE MAGIC LANTERN CLOSING
JKC Mails Proxy Materials for Shareholder Approval

NEW YORK, NY and CALGARY, AB October 17, 2002 – JKC Group, Inc., a distributor and licensor (AMEX: JKC), and Zi Corporation, a leading provider of intelligent interface solutions (Nasdaq: ZICA) (TSE: ZIC), today announced they expect to complete JKC’s pending acquisition of Magic Lantern Communications from Zi upon approval of the acquisition and related transactions by JKC’s shareholders at a special meeting scheduled for November 7, 2002. Mailing of JKC’s proxy materials for the special meeting started today following last Friday’s completion of SEC review procedures for the JKC proxy statement. The proxy statement indicates that approval of the proposals is assured based on support for the transactions by JKC’s principal shareholder.

Founded in 1975, Magic Lantern is one of Canada’s leading distributors of educational and learning content in video and other electronic formats. Upon closing of the Magic Lantern sale, Zi Corporation will receive a three-year promissory note of JKC for US$3 million and a 45 percent equity interest in JKC, valued at US$9 million based on yesterday’s closing price of JKC’s common stock on the AMEX. Additional stock and cash consideration or offsets up to US$1.0 million against the note are provided under earnout and claw-back arrangements based on post-acquisition operating results.

The acquisition is also expected to increase JKC’s shareholders’ equity to approximately US$10 million. “This will satisfy the last phase of our plan for regaining compliance with AMEX continued listing requirements for our common stock,” noted Richard Siskind, President and Chief Executive Officer of JKC. “It will also mark the beginning of our planned business redirection to a market we believe has great potential.”

Michael Lobsinger, Chairman and Chief Executive Officer of Zi, added “We expect this transaction to help position Magic Lantern to realize value for both JKC and Zi shareholders. It is another step in our program to re-characterize and enhance the value of our investments in e-learning.”

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About JKC Group Inc.

JKC Group, Inc., formerly named Stage II Apparel Corp., was historically engaged primarily as a distributor of apparel. The company has significant experience in licensing and distribution. It previously announced its plan to contract apparel operations and focus its resources on expanding these two service lines. To accomplish the first phase of its planned business redirection, JKC completed an equity infusion and related board reconstitution in April 2002. Its common stock is listed on the American Stock Exchange (JKC).

Certain statements in this press release that involve expectations or intentions may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Those risks include unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance. Because of those risks, among others, readers should not place undue reliance on the forward looking statements. Neither JKC Group, Inc. nor Zi Corporation assumes any obligation to update forward looking statements in this press release.

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For more information:

Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com	JKC Group Inc. Richard Siskind Chief Executive Officer Phone: (212) 840-0880

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300	FitzGerald Communications Fred Bateman (technology media) Phone: (415) 986-9500 ex. 208 E-mail: fbateman@fitzgerald.com zi corporation

news release

Zi Corporation Update on Litigation

CALGARY, AB, October 7, 2002 – Zi Corporation (Nasdaq: ZICA) (TSE: ZIC) announced today that the presiding judge in the California lawsuit between Zi and Tegic Communications Inc., a division of AOL Time Warner, has ruled that pending motions in the lawsuit will be heard on November 8, 2002. The motions made by Zi include a motion to set aside the damages awarded by the jury on September 4, 2002 on the basis that such damages were incorrectly awarded as a matter of law. No judgment has been entered in this case pending the hearing and decision on Zi’s motion to set aside the jury’s verdict. Zi and Tegic shall resubmit their respective previously filed motions on a consolidated and condensed basis. Rulings on all motions may be reserved by the presiding judge and may be made subsequent to the hearing. If the jury’s verdict is entered as a judgment without change, Zi will immediately appeal the judgment.

About Zi Corporation
        Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

        Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

Intelligent Interface Solutions

For more information:
Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300	FitzGerald Communications Fred Bateman (technology media) Phone: (415) 986-9500 ex. 208 E-mail: fbateman@fitzgerald.com

Intelligent Interface Solutions

zi corporation

Intelligent Interface Solutions

News release

NEWS RELEASE for October 3, 2002

Contacts:	Allen & Caron Inc Jill Bertotti (investors) jill@allencaron.com Phone: (949) 474-4300 Len Hall (Business/Financial media) len@allencaron.com Phone: (949) 474-4300	Zi Corporation Dale Kearns Chief Financial Officer investor@zicorp.com Phone: (403) 233-8875	JKC Group Inc. FitzGerald Communications Fred Bateman (media) fbateman@fitzgerald.com (415) 677-0208

ZI CORPORATION COMMENTS ON SALE OF MAGIC LANTERN GROUP OF COMPANIES;
PROVIDES UPDATE ON LETTER OF INTENT TO SELL ZI SERVICES DIVISION

CALGARY, ALBERTA (October 3, 2002). Zi Corporation (Nasdaq NM:ZICA, TSX:ZIC) said today that it has been informed by JKC Group Inc. (“JKC”) (AMEX:JKC) that JKC will soon file a revised preliminary proxy statement for a special meeting of its shareholders called to consider JKC’s previously announced acquisition of the Magic Lantern Group of companies from Zi. The filing responds to ordinary course comments provided by the Securities and Exchange Commission (SEC). The filing reflects JKC’s decision to reschedule its shareholders’ meeting for November 8, 2002 to provide adequate time for their consideration and voting on the proposals. Zi also announced that the outside closing date under its stock purchase agreement with JKC has been extended to accommodate the rescheduling.

        Zi also said that it hasn’t yet reached a definite agreement to sell its Hong Kong-based telecom technology unit, known as the Zi Services division, to an Over-the-Counter Bulletin Board traded company. Although Zi continues to work towards a sale of Zi Services, its previously announced letter of intent will terminate, unless extended by the parties, in the event a transaction is not completed by October 31, 2002. The letter of intent, which was announced in early July of this year, provided for such termination with no penalties of breakup fees.

About Zi Corporation

        Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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